UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No.      )

Cooper Cameron Corporation

(Name of Subject Company (Issuer))

Cooper Cameron Corporation

(Names of Filing Persons (Issuer))

1.75% Convertible Senior Debentures due 2021

(Title of Class of Securities)

216640 AB8

(CUSIP Number of Class of Securities)

William C. Lemmer
Vice President, General Counsel and Secretary
Cooper Cameron Corporation
1333 West Loop South, Suite 1200
Houston, Texas 77027

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:
Samuel N. Allen
Bryan K. Brown
Porter & Hedges, L.L.P.
700 Louisiana
Houston, Texas 77002
(713) 226-0600
(713) 228-1331

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$200,000,000	$25,340.00

* Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended. Based upon the maximum amount of cash that might be paid for the 1.75% Convertible Senior Debentures Due 2021 (the “Debentures”), assuming that all outstanding Debentures are purchased at a price of $1,000 per $1,000 principal amount. The amount of the filing fee, calculated in accordance with the Securities and Exchange Act of 1934, as amended, and the Fee Rate Advisory No. 7 issued by the Securities and Exchange Commission on January 26, 2004, equals $126.70 per $1,000,000 of the value of the Debentures proposed to be purchased.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e- 3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

     This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to an offer by Cooper Cameron Corporation, a Delaware corporation (the “Company”), to purchase for cash all of its outstanding 1.75% Convertible Senior Debentures Due 2021 (the “Debentures”) at a purchase price of $1,000 per $1,000 principal amount of the Debentures, plus accrued and unpaid interest to, but not including, the payment date. Reference to a Debenture in the singular refers to a Debenture representing $1,000 principal amount at maturity.

     The Company is filing this Schedule TO. The Company’s offer for the Debentures is being made on the terms and subject to the conditions set forth in the attached Offer to Purchase dated April 6, 2004 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and, together with the Offer to Purchase, the “Tender Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer will expire at 9:00 a.m., Eastern time, on May 5, 2004, unless extended or earlier terminated. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

     All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 11 in this Schedule TO except for those Items as to which information is specifically provided

Item 1. Summary Term Sheet.

     The information set forth in the under the caption “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

     (a) Name and Address. The name of the issuer of the Debentures is Cooper Cameron Corporation. The address of the principal executive offices of Cooper Cameron Corporation is 1333 West Loop South, Suite 1700, Houston, Texas 77027. Its telephone number is (713) 513-3300. The information set forth under the caption “The Company” in the Offer to Purchase is incorporated herein by reference.

     (b) Securities. This Schedule TO relates to the offer by the Company to purchase all outstanding Debentures at a purchase price of $1,000 per $1,000 principal amount of Debentures, plus accrued and unpaid interest to, but not including, the payment date. The information set forth under the caption “Description of Debentures” in the Offer to Purchase is incorporated herein by reference. As of April 6, 2004, there was $200,000,000 aggregate principal amount at maturity of the Debentures outstanding. As of April 6, 2004, each $1,000 principal amount at maturity of Debentures was convertible into 10.5158 shares of the Company’s common stock, par value $0.01 per share.

     (c) Trading Market and Price. The Debentures are not listed on any national securities exchange or automated quotation system. The information set forth under the caption “Market and Trading Information for the Debentures and Our Common Stock” in the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

     (a) Name and Address. Cooper Cameron Corporation is the filing person. The business address and telephone number of the Company are set forth under Item 2(a) of this Schedule TO. Pursuant to General Instruction C to Schedule TO, the following persons are the executive officers and/or directors of the Company:

Name	Title
Sheldon R. Erikson	President, Chief Executive Officer, Chairman of the Board and Director
Franklin Myers	Senior Vice President of Finance and Chief Financial Officer
John D. Carne	Vice President and President of Cooper Cameron Valves
William C. Lemmer	Vice President, General Counsel and Secretary
Jack B. Moore	Vice President and President of Cameron Division
Robert J. Rajeski	Vice President and President of Cooper Compression
Jane C. Schmitt	Vice President, Human Resources
Charles M. Sledge	Vice President and Corporate Controller
Nathan Avery	Director
C. Baker Cunningham	Director
Lamar Norsworthy	Director
Michael E. Patrick	Director
David Ross III	Director
Bruce W. Wilkinson	Director

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     The address of each such person is c/o Cooper Cameron Corporation, 1333 West Loop South, Suite 1700, Houston, Texas 77027.

Item 4. Terms of the Transaction.

     (a) Material Terms.

     (1) Tender Offers.

     (i)-(iii), (v)-(viii), (xii) The information set forth under the captions “Summary Term Sheet;” “The Tender Offer;” and “Material United States Federal Income Tax Considerations”in the Offer to Purchase is incorporated herein by reference.

     (iv), (ix)-(xi) Not applicable.

     (2) Mergers and Similar Transactions. Not applicable.

     (b) Purchases. The Company will not purchase any Debentures from any of its officers, directors or affiliates.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     (e) Agreements Involving the Subject Company’s Securities. The information set forth under the caption “Description of Debentures” in the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a) Purposes. The information set forth under the caption “Purpose of the Tender Offer” in the Offer to Purchase is incorporated herein by reference.

     (b) Use of Securities Acquired. Any Debentures accepted for purchase by the Company pursuant to the Tender Offer will be canceled and retired.

     (c) Plans. Not applicable.

Item 7. Source and Amount of Funds or Other Consideration.

     (a) Source of Funds. The information set forth under the caption “Sources and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.

     (b) Conditions. The information set forth under the caption “Sources and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.

     (d) Borrowed Funds. The information set forth under the caption “Sources and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.

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Item 8. Interest in Securities of the Subject Company.

     (a) Securities Ownership. To the best knowledge of the Company, no Debentures are beneficially owned by any person whose ownership would be required to be disclosed by this item.

     (b) Securities Transactions. Not applicable.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

     (a) Solicitations or Recommendations. The information set forth under the captions “The Tender Offer” and “Dealer Manager; Information Agent; Depositary” in the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

     (a) Financial Information. The Company’s audited consolidated financial statements included in its annual report on Form 10-K, as amended by Form 10-K/A, for the fiscal year ended December 31, 2003, are hereby incorporated by reference.

     (b) Pro Forma Information. Not applicable.

Item 11. Additional Information.

     (a) Agreements, Regulatory Requirements and Legal Proceedings.

     (1) None.

     (2) The Company is required to comply with federal and state securities laws and tender offer rules.

     (3) Not applicable.

     (4) Not applicable.

     (5) None.

     (b) Other Material Information. Not applicable.

Item 12. Exhibits.

(a)(1)(A) Offer to Purchase dated April 6, 2004.

(a)(1)(B) Form of Letter of Transmittal, including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(C) Form of Notice of Guaranteed Delivery.

(a)(1)(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

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(a)(5) Press Release issued by the Company on April 6, 2004.

(d) Not applicable.

(g) Not applicable.

(h) Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cooper Cameron Corporation

By: /s/ Franklyn Myers

Name: Franklin Myers

Title: Chief Financial Officer

Date: April 6, 2004